FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com

TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

MICHAEL I. RUDELL*◇
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI◇
ROSE H. SCHWARTZ
DANIEL M. WASSER◇
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS
—
HEATHER J. REID
JAKE M. LEVY

JOHN A. VASSALLO
OF COUNSEL
—
LEONARD FRANKLIN
1938-1995
—
STEPHEN WEINRIB
1948-1987
—
* ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
◇ ALSO ADMITTED NEW JERSEY

Direct Dial: 212 446-9782
Email: hreid@fwrv.com

June 18, 2010



VIA FEDERAL EXPRESS

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re: *Godspell, LLC, a Delaware limited liability company*

Dear Mr. Reynolds:

      With respect to the letter dated May 28, 2010 (the "Comment Letter"), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") relating to the Offering Statement on Form 1-A ("Form 1-A") of The Godspell LLC, a Delaware limited liability company (the "Company"), set forth below are the Company's responses to the comments set forth in the Comment Letter. In addition, please find enclosed seven (7) copies of the Company's Pre-Effective Amendment No. 4 to Form 1-A, seven (7) of which, for your convenience, are marked against the Company's Pre-Effective Amendment No. 3 to Form 1-A.

Notification

Item. Jurisdictions in Which Securities Are to be Offered

1.   *We note your response to comment four in our letter dated April 30, 2010, and we re-issue that comment. As previously requested, revise this section to address whether the securities have been or will be registered in the noted jurisdictions.*

      The Company has amended its disclosure in the offering circular ("OC") in accordance with your comment.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

<u>Item 5. Unregistered Securities Issued or Sold Within One Year</u>

2.   *We note your response to comment five in our letter dated April 30, 2010. Please add disclosure to that effect to this section.*

    The Company has amended its disclosure in the OC in accordance with your comment.

<u>Offering Circular</u>

<u>General</u>

3.   *We note your response to comment one in our letter dated April 30, 2010. Please revise your offering circular to clarify whether investors can: obtain a list of other investors, receive appraisal or dissenters' rights, remove and replace the managing member, and compel dissolution or liquidation of the limited liability company. Also, please revise your offering circular to provide the information described in section II.B.2.d of Release No. 33-6900 (June 17, 1991).*

    The Company has amended its disclosure in the OC in accordance with your comment.

4.   *We note your response to comment two that the company does not believe that the tax consequences are material to this offering. It continues to appear to us that the tax consequences are material to your offering. Revise to add disclosure in the offering circular describing all material federal tax consequences and file a supporting tax opinion as an exhibit. We may have further comment.*

    The Company has amended its disclosure in the OC in accordance with your comment.

5.   *We note your response to comment three. We continue to believe that the company is not conducting a minimum/maximum offering with a minimum offering of 45,000 units given that accredited investors can determine to invest in the offering and allow their funds given to the company to be used immediately and their funds will not be deposited into the trust account. As previously requested, please revise your offering circular to accurately describe the offering being conducted. The offering circular should be revised in all appropriate sections including the use of proceeds and plan of distribution section. Additionally, as currently structured we do not understand how your offering complies with Rule 10b-9. Please revise as appropriate.*

    In light of your comments, the Company has elected not to use the funds of accredited investors prior to the receipt of the minimum offering and has amended its disclosure in the OC in accordance with your comment.

6.   *Please revise to clarify that an investment made by an Accredited Investor who authorizes immediate use will still count towards the company reaching the minimum offering amount.*

    The Company has elected not to use the funds of accredited investors prior to the receipt of the minimum offering and has amended its disclosure in the OC in accordance with your comment.

<u>Cover page</u>

7.   *We note your statement that "the proceeds of this offering will be deposited in a special bank account in trust until the Minimum Offering is completed ...." We also note your response to comment 23 that the company does not have a trust agreement. Please*

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

> *revise your disclosure throughout your offering circular to clarify that you do not have a trust agreement or a trustee.*

The Company has amended its disclosure in the OC in accordance with your comment.

8. *We note your statement that "except with respect to the investment of front money and those accredited investors that expressly authorize use of their funds prior to achieving the minimum offering, there will be no deductions from the funds returned to investors if the minimum offering is not achieved." Please revise to clarify your statement to indicate that investors who do not authorize the use of their funds will have their entire investment returned if the minimum is not achieved. Also address that the front money investor and certain accredited investors who authorize the use of their funds are at risk of losing their investments.*

    Please see the response to item 5 above. With respect to the front money investor, the Company has amended its disclosure in the OC in accordance with your comment.

Offering Circular Summary

Our Business

9. *We note that there is a production contract between the company and the authors of the Musical that has been fully negotiated and all the material terms have been agreed to but the contract has not been executed. Please revise the offering circular to address in detail the company's plans if the authors of the Musical do not execute the contract. Specifically address the company's plans during the offering and after the offering has been completed but the negotiations with the authors of the Musical continue. We may have further comment.*

    The production contract has now been signed and the Company has amended its disclosure in the OC accordingly.

Management page 46

10. *We note your response to comment 17 of our letter dated April 30, 2010. Please add a footnote to your table to clarify that the Return on $1.00 Investment includes the distribution to investors of their initial capital contributions of one dollar and that for the Altar Boyz Detroit, the distribution to investors for each dollar invested was only $0.345.*

    The Company has amended its disclosure in the OC in accordance with your comment.

Please contact the undersigned if we may be of assistance.

Sincerely,



Heather J. Reid

cc: Ken Davenport